L'ORÉAL

03 DEC -3 AM 7:21

L'OREAL
International Financial Information Department

28th November 2003


03037924

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

SUPPL

**Re: <u>L'Oréal S.A. -- File No. 82-735</u>**

Ladies and Gentlemen:

L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

**Total and L'Oréal will not renew their Sanofi-Synthélabo shareholders' agreement**

Very truly yours,

The International Financial
Information Director

François ARCHAMBAULT

dlw 12/4

03 DEC -3 AM 7:21

L'ORÉAL



TOTAL

News release

## Total and L'Oréal will not renew their Sanofi-Synthélabo shareholders' agreement

**Clichy, Friday 28th November 2003, 6 pm** - Total and L'Oréal today notified the French Financial Markets Authority (A.M.F.) and Sanofi-Synthélabo of their decision not to renew beyond 2nd December 2004 the agreement between the two groups that has been in force since 9th April 1999.

Total and L'Oréal, whose cooperation has contributed to the success of Sanofi-Synthélabo, remain keenly interested in the continuing positive development of the company.

The current stakes of Total and L'Oréal in Sanofi-Synthélabo are 24.4% and 19.5% respectively.

**Contacts at L'ORÉAL**

Shareholders and Market Authorities
**Mr François ARCHAMBAULT**
☎ : +33 (0)1.47.56.83.45
http://www.loreal-finance.com

Analysts and Institutional Investors
**Mrs Caroline MILLOT**
☎ : +33 (0)1.47.56.86.82
Fax : +33 (0)1.47.56.80.02

Journalists
**Mr Mike RUMSBY**
☎ : +33 (0)1.47.56.76.71
http://www.loreal.com

For further information, please consult your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and your usual newspapers; you may also visit the Internet site for shareholders and investors, http://www.loreal-finance.com, or its PDA version, loreal-finance.com mobile edition. Alternatively, contact the phone number: +33.1.58.13.51.36.

L'OREAL – 41 rue Martre – 92117 CLICHY–France.